Exhibit 6.23

THE NATIONAL UNION BANK OF KINDERHOOK

Stock Appreciation Rights Agreement

THE NATIONAL UNION BANK OF KINDERHOOK

PHANTOM STOCK APPRECIATION RIGHTS AGREEMENT

THIS AGREEMENT (the “Agreement”) is entered into this 1st day of January, 2015, by and between THE NATIONAL UNION BANK OF KINDERHOOK, a nationally-chartered commercial bank located in Kinderhook, New York (the “Bank”) and NANCY K. PATZWAHL (the “Director”).

INTRODUCTION

The purpose of this Agreement is to provide specified benefits to the Director, who contributes to the continued growth, development and future business success of the Bank. In accordance with the terms of this Agreement, the Bank will provide a retirement benefit equal to the appreciation on the Phantom Stock allocation as determined on the Director’s Normal Retirement Age.

Phantom Stock Appreciation Rights awards will be credited to the Phantom Stock Appreciation Rights Account each year based on completed Plan Years up to the Director’s Normal Retirement Age. The Bank shall record the annual awards, if any, in the Director’s Phantom Stock Appreciation Rights Account. The Phantom Stock Appreciation Rights Account shall be an accounting device to record awards credited each year and keep track of the appreciation on the Phantom Stock Appreciation Rights awards. This Agreement is intended to provide the Director with a projected retirement benefit; however, upon the occurrence of various triggering events, the Bank will distribute the value of the Phantom Stock Appreciation Rights Account in cash from its general assets.

AGREEMENT

The Director and the Bank agree as follows:

Article 1

Definitions

Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

1.1	“Beneficiary” means each designated person, or the estate of the deceased Director, entitled to benefits, if any, upon the death of the Director determined pursuant to Article 6 of this Agreement.

1.2	“Beneficiary Designation Form” means the form established from time to time by the Plan Administrator that the Director completes, signs and returns to the Plan Administrator to designate one or more Beneficiaries.

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Phantom Stock Appreciation Rights Agreement

1.3	“Board” means the Board of Directors of the Bank as from time to time constituted.

1.4	“Book Value” means the Bank’s equity capital excluding FAS 115 and FAS 158 adjustments and Extraordinary Items at the end of the Plan Year.

1.5	“Change in Control” means a change in the ownership or effective control of the Bank, or in the ownership of a substantial portion of the assets of the Bank, as such change is defined in Section 409A of the Code and regulations thereunder.

1.6	“Code” means the Internal Revenue Code of 1986, as amended.

1.7	“Crediting Rate” means six percent (6%).

1.8	“Disability” means the Director (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Bank. Medical determination of Disability may be made by either the Social Security Administration or by the provider of an accident or health plan covering employees of the Bank. Upon the request of the Plan Administrator, the Director must submit proof to the Plan Administrator of the Social Security Administration’s or provider’s determination.

1.9	“Distribution Election Form” means the form established from time to time by the Plan Administrator that the Director completes, signs and returns to the Plan Administrator to designate the time and form of distribution.

1.10	“Dividends” means cash and non-cash distributions to shareholders of the Bank as determined by the Bank’s independent auditor based upon certified financial statements for the pertinent year.

1.11	“Dividends Per Share” means the Dividends divided by one million three hundred sixty thousand (1,360,000).

1.12	“Early Termination” means Separation from Service before Normal Retirement Age except when such Separation from Service occurs (i) within twenty-four (24) months following a Change in Control or (ii) due to death, Disability or Termination for Cause.

1.13	“Effective Date” means January 1, 2015.

1.14	“Normal Retirement Age” means the age set forth on the Distribution Election Form.

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1.15	“Phantom Stock” means the hypothetical number of shares of the Bank’s common stock that could be purchased at an initial price. The Phantom Stock is used solely as a measurement tool; no Bank stock will be purchased, sold, registered, or issued in connection with this Agreement. The Director will not receive any stock or stock rights by virtue of this Agreement. The total number of Phantom Stock shares outstanding shall be One Million Three Hundred Sixty Thousand (1,360,000).

1.16	“Phantom Stock Appreciation Right” represents the right to receive a cash payment equal to the appreciation in value of one (1) share of Phantom Stock, calculated according to Section 3.2 of this Agreement.

1.17	“Phantom Stock Appreciation Rights Account” means the account described in Section 3.1 of this Agreement.

1.18	“Plan Administrator” means the plan administrator described in Article 6 and Article 8 of this Agreement.

1.19	“Plan Year” means each twelve (12) month period commencing on January 1 and ending on December 31 of each year.

1.20	“Separation from Service” means the termination of the Director’s service with the Bank for reasons other than death. Whether a Separation from Service takes place is determined in accordance with the requirements of Code Section 409A based on the facts and circumstances surrounding the termination of the Director’s service and whether the Bank and the Director intended for the Director to provide significant services for the Bank following such termination.

1.21	“Specified Employee” means a key employee (as defined in Section 416(i) of the Code without regard to paragraph 5 thereof) of the Bank if any stock of the Bank is publicly traded on an established securities market or otherwise.

1.22	“Termination for Cause” means the termination by the Board of the Director’s service with the Bank for:
(a)	Gross negligence or gross neglect of duties to the Bank; or
(b)	Conviction of a felony or of a gross misdemeanor involving moral turpitude in connection with the Director’s service with the Bank; or
(c)	Fraud, disloyalty, dishonesty or willful violation of any law or significant Bank policy committed in connection with the Director’s service and resulting in a material adverse effect on the Bank.

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Article 2

Phantom Stock Appreciation Rights Award

As of the Effective Date, the Director shall be awarded One Thousand Five Hundred Thirty (1,530) Phantom Stock Appreciation Rights associated with Phantom Stock having an initial value equal to the Initial Price Per Share as determined as of December 31, 2014. Additionally, provided the Director has not reached his Normal Retirement Age and at the Board’s discretion, the Director may be awarded additional Phantom Stock Appreciation Rights at the beginning of each Plan Year. Phantom Stock Appreciation Rights may be subject to adjustments in accordance with Section 3.1.3 below, if applicable.

Article 3

Phantom Stock Appreciation Rights Account

3.1	Establishing and Crediting. The Bank shall establish a Phantom Stock Appreciation Rights Account on its books for the Director and shall credit to the Phantom Stock Appreciation Rights Account the following amounts:

3.1.1	Awards. The Phantom Stock Appreciation Rights Account shall be credited with the number of Phantom Stock Appreciation Rights as determined under Article 2 of this Agreement.

3.1.2	Interest. No interest shall be credited on the Phantom Stock Appreciation Rights Account.

3.1.3	Extraordinary Items. If there is a change in the number of the outstanding shares of the Bank’s common stock by reason of a stock dividend or split, recapitalization, merger, consolidation, combination or exchange of shares where the shares are issued without additional consideration paid to the Bank (“Extraordinary Items”), then the number of Phantom Stock Appreciation Rights shall be increased or decreased proportionately, as of the beginning of the following Plan Year, at the discretion of the Board whose determination shall be conclusive; provided, however, that fractional Phantom Stock Appreciation Rights shall be rounded to the nearest whole Right.

3.2	Valuation. On December 31st of each Plan Year and immediately prior to the distribution of any benefits and subsequent to any awards, the Phantom Stock Appreciation Rights Account value is determined by the Current Adjusted Price Per Share in excess of the Initial Price Per Share multiplied by the number of awards in Article 2.

(a) “Initial Price Per Share” or basis is the Book Value at the date of issuance of each Phantom Stock Appreciation Right grant. For the first Plan Year, the Initial Price Per Share is equal to the Book Value Per Share as determined as of December 31, 2014. For any subsequent awards, the Initial Price Per Share will be equal to the Book Value Per Share as determined on the last day of the Plan Year prior to the award date.

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(b) “Current Adjusted Price Per Share” is determined by multiplying the number of Phantom Stock Appreciation Rights by the Book Value per share.

(c) “Book Value per Share” is the Bank’s equity capital (excluding FAS 115 and FAS 158 adjustment and Extraordinary Items) at the end of the Plan Year divided by the Plan’s number of Phantom shares of one million three hundred sixty thousand (1,360,000).

(d) “Dividend Share Allocation.” Effective January 1 of each Plan Year, if the Bank paid Dividends during the prior Plan Year, then additional Phantom Stock Appreciation Rights shall be credited to the Phantom Stock Appreciation Rights Account, determined by multiplying the Director’s total Phantom Stock Appreciation Rights as of the end of the Plan Year by the Dividends Per Share for the same Plan Year, then dividing that product by the Book Value Per Share. This Phantom Stock Appreciation Rights Account allocation shall be made once per year, in arrears, crediting Phantom Stock Appreciation Rights based on the Dividends declared in the previous Plan Year and using the Book Value Per Share as of the last day of that Plan Year. For example, if Dividend Per Share is $0.10 in 2015 and the Director has 10,000 Phantom Stock Appreciation Rights, he would be allocated an additional 200 shares of Phantom Stock Appreciation Rights as of January 1, 2016, assuming a December 31, 2015 Book Value Per Share of $5.00.

3.3	Accounting Device Only. The Phantom Stock Appreciation Rights Account is solely a device for measuring amounts that may be paid under this Agreement. No Bank stock will be purchased, sold, registered or issued in connection with this Agreement. The Phantom Stock Appreciation Rights Account is not a trust fund of any kind. The Director is a general unsecured creditor of the Bank for purposes of the distribution of benefits under this Agreement. The benefits represent the mere Bank promise to distribute such benefits. The Director’s rights are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by the Director’s creditors. Only cash will be paid as a benefit and no stock or any other property is to be paid to the Director.

Article 4

Lifetime Benefits

4.1	Normal Retirement Benefit. Upon the Director reaching Normal Retirement Age while in the active service of the Bank, the Bank shall distribute to the Director the benefit described in this Section 4.1 in lieu of any other benefit under this Agreement.

4.1.1	Amount of Benefit. The benefit under this Section 4.1 is the Phantom Stock Appreciation Rights Account value determined as of the end of the Plan Year immediately preceding the Normal Retirement Age.

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4.1.2	Distribution of Benefit. The Bank shall distribute the benefit to the Director as elected by the Director on the Distribution Election Form commencing on the first day of the month following the Normal Retirement Age. The Bank shall credit interest at an annual rate equal to the Crediting Rate on the remaining account balance during any applicable installment period.

4.2	Early Termination Benefit. Upon the Director’s Early Termination, the Bank shall distribute to the Director the benefit described in this Section 4.2 in lieu of any other benefit under this Agreement.

4.2.1	Amount of Benefit. The benefit under this Section 4.2 is one hundred percent (100%) of the Phantom Stock Appreciation Rights Account value determined as of the end of the Plan Year immediately preceding Separation from Service.

4.2.2	Distribution of Benefit. The Bank shall distribute the benefit to the Director as elected by the Director on the Distribution Election Form commencing within thirty (30) days following Separation from Service. The Bank shall credit interest at an annual rate equal to the Crediting Rate on the remaining account balance during any applicable installment period.

4.3	Disability Benefit. If the Director experiences a Disability prior to Normal Retirement Age, the Bank shall distribute to the Director the benefit described under this Section 4.3 in lieu of any other benefit under this Agreement.

4.3.1	Amount of Benefit. The benefit under this Section 4.3 is one hundred percent (100%) of the Phantom Stock Appreciation Rights Account value, determined as of the end of the Plan Year immediately preceding the occurrence of such Disability.

4.3.2	Distribution of Benefit. The Bank shall distribute the benefit to the Director as elected by the Director on the Distribution Election Form commencing within thirty (30) days following such Disability. The Bank shall credit interest at an annual rate equal to the Crediting Rate on the remaining account balance during any applicable installment period.

4.4	Change in Control Benefit. Upon a Change in Control followed within twenty-four (24) months by Separation from Service for reasons other than death, Disability or attaining Normal Retirement Age, the Bank shall distribute to the Director the benefit described in this Section 4.4 in lieu of any other benefit under this Agreement.

4.4.1	Amount of Benefit. The benefit under this Section 4.4 is one hundred percent (100%) of the Phantom Stock Appreciation Rights Account value determined as of the end of the Plan Year immediately preceding the Separation from Service.

4.4.2	Distribution of Benefit. The Bank shall distribute the benefit to the Director as

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elected by the Director on the Distribution Election Form commencing within thirty (30) days following Separation from Service. The Bank shall credit interest at an annual rate equal to the Crediting Rate on the remaining account balance during any applicable installment period.

4.4.3	Excess Parachute Payments. Notwithstanding any provision of this Agreement to the contrary, to the extent any distribution(s), if made, under this Section 4.4 would be treated as an “excess parachute payment” under Section 280G of the Code, the Bank shall reduce the distribution(s) to the extent necessary so that it would not be an excess parachute payment.

4.5	Restriction on Timing of Distribution. Notwithstanding any provision of this Agreement to the contrary, if the Director is considered a Specified Employee at Separation from Service, benefit distributions that are payable upon Separation from Service may not commence earlier than six (6) months after the date of such Separation from Service. Therefore, in the event this Section 4.5 is applicable to the Director, any distribution or series of distributions to be made due to a Separation from Service shall commence no earlier that the first day of the seventh month following the Separation from Service.

4.6	Change in Form or Timing of Distributions. All changes in the form or timing of distributions hereunder must comply with the following requirements. The changes:

(a)	may not accelerate the time or schedule of any distribution, except as provided in Code Section 409A and the regulations thereunder;
(b)	must, for benefits distributable under Section 4.1, be made at least twelve (12) months prior to the first scheduled distribution;
(c)	must, for benefits distributable under Sections 4.1, 4.2 and 4.4, delay the commencement of distributions for a minimum of five (5) years from the date the first distribution was originally scheduled to be made; and
(d)	must take effect not less than twelve (12) months after the election is made.

Article 5

Death Benefits

5.1	Death During Service. If the Director dies prior to Separation from Service, the Bank shall distribute to the Beneficiary the benefit described in this Section 5.1 in lieu of any other benefit under this Agreement.

5.1.1	Amount of Benefit. The benefit under this Section 5.1 is one hundred percent (100%) of the Phantom Stock Appreciation Rights Account value determined as of the end of the Plan Year immediately preceding the Director’s death.

5.1.2	Distribution of Benefit. The Bank shall distribute the benefit to the Beneficiary in a lump sum within sixty (60) days following the death of the Director. The

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beneficiary must provide a copy of the death certificate to the bank.

5.2	Death During Distribution of a Benefit. If the Director dies after any benefit distributions have commenced under this Agreement but before receiving all such distributions, the Bank shall distribute the remaining benefits to the Beneficiary at the same time and in the same amounts they would have been paid to the Director had the Director survived.

5.3	Death After Separation from Service But Before Benefit Distributions Commence. If the Director is entitled to benefit distributions after Separation from Service under this Agreement, but dies prior to the commencement of said benefit distributions, the Bank shall pay to the Beneficiary the same benefits that the Director was entitled to prior to death except that the benefit distributions shall commence within sixty (60) days following the death of the Director. The beneficiary must provide a copy of the death certificate to the bank.

Article 6

Beneficiaries

6.1	Beneficiary. The Director shall have the right, at any time, to designate a Beneficiary to receive any benefit distributions under this Agreement upon the death of the Director. The Beneficiary designated under this Agreement may be the same as or different from the beneficiary designated under any other plan of the Bank in which the Director participates.

6.2	Beneficiary Designation: Change. The Director shall designate a Beneficiary by completing and signing the Beneficiary Designation Form, and delivering it to the Plan Administrator or its designated agent. The Director’s beneficiary designation shall be deemed automatically revoked if the Beneficiary predeceases the Director or if the Director names a spouse as Beneficiary and the marriage is subsequently dissolved or if the benefit is relinquished pursuant to a settlement agreement. The Director shall have the right to change a Beneficiary by completing, signing and otherwise complying with the terms of the Beneficiary Designation Form and the Plan Administrator’s rules and procedures, as in effect from time to time. Upon the acceptance by the Plan Administrator of a new Beneficiary Designation Form, all Beneficiary designations previously filed shall be cancelled. The Plan Administrator shall be entitled to rely on the last Beneficiary Designation Form filed by the Director and accepted by the Plan Administrator prior to the Director’s death.

6.3	Acknowledgment. No designation or change in designation of a Beneficiary shall be effective until received, accepted and acknowledged in writing by the Plan Administrator or its designated agent.

6.4	No Beneficiary Designation. If the Director dies without a valid beneficiary designation, or if all designated Beneficiaries predecease the Director, then the Director’s spouse shall be the designated Beneficiary. If the Director has no surviving spouse, the benefits shall be

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paid to the personal representative of the Director’s estate or its assignee.

6.5	Facility of Distribution. If the Plan Administrator determines in its discretion that a benefit is to be distributed to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person’s property, the Plan Administrator may direct distribution of such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Plan Administrator may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit. Any distribution of a benefit shall be a distribution for the account of the Director and the Director’s Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such distribution amount.

Article 7

General Limitations

7.1	Termination for Cause. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not pay any benefit under this Agreement if the Director’s Service with the Bank is terminated due to a Termination for Cause as defined in Section 1.21 of this Agreement.

7.2	Suicide or Misstatement. Notwithstanding any provision of this Agreement to the contrary, no benefits shall be distributed if the Director commits suicide within two (2) years after the Effective Date of this Agreement, or if an insurance company which issued a life insurance policy covering the Director and owned by the Bank denies coverage (i) for material misstatements of fact made by the Director on an application for such life insurance, or (ii) for any other reason.

7.3	Removal. Notwithstanding any provision of this Agreement to the contrary, the Bank shall not distribute any benefit under this Agreement if the Director is subject to a final removal or prohibition order issued by an appropriate federal banking agency pursuant to Section 8(e) of the Federal Deposit Insurance Act. Notwithstanding anything herein to the contrary, any payments made to the Director pursuant to this Agreement, or otherwise, shall be subject to and conditioned upon compliance with 12 U.S.C. 1828 and FDIC Regulation 12 CFR Part 359, Golden Parachute Indemnification Payments and any other regulations or guidance promulgated thereunder.

7.4	Forfeiture Provision. The Director shall forfeit any non-distributed benefits under this Agreement if during the term of this Agreement and within twenty-four (24) months following a Separation from Service, the Director, directly or indirectly, either as an individual or as a proprietor, stockholder, partner, officer, director, employee, agent, consultant or independent contractor of any individual, partnership, corporation or other entity (excluding an ownership interest of three percent (3%) or less in the stock of a publicly-traded company):

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(i)	becomes employed by, participates in, or becomes connected in any manner with the ownership, management, operation or control of any bank, savings and loan or other similar financial institution if the Director’s responsibilities will include providing banking or other financial services within the thirty-five (35) miles of any office maintained by the Bank as of the date of the termination of the Director’s service;

(ii)	participates in any way in hiring or otherwise engaging, or assisting any other person or entity in hiring or otherwise engaging, on a temporary, part-time or permanent basis, any individual who was employed by the Bank as of the date of termination of the Director’s service;

(iii)	assists, advises, or serves in any capacity, representative or otherwise, any third party in any action against the Bank or transaction involving the Bank;

(iv)	sells, offers to sell, provides banking or other financial services, assists any other person in selling or providing banking or other financial services, or solicits or otherwise competes for, either directly or indirectly, any orders, contract, or accounts for services of a kind or nature like or substantially similar to the financial services performed or financial products sold by the Bank (the preceding hereinafter referred to as “Services”), to or from any person or entity from whom the Director or the Bank, to the knowledge of the Director provided banking or other financial services, sold, offered to sell or solicited orders, contracts or accounts for Services during the three (3) year period immediately prior to the termination of the Director’s service;

(v)	divulges, discloses, or communicates to others in any manner whatsoever, any confidential information of the Bank, to the knowledge of the Director, including, but not limited to, the names and addresses of customers or prospective customers, of the Bank, as they may have existed from time to time, of work performed or services rendered for any customer, any method and/or procedures relating to projects or other work developed for the Bank, earnings or other information concerning the Bank. The restrictions contained in this subparagraph (v) apply to all information regarding the Bank, regardless of the source who provided or compiled such information. Notwithstanding anything to the contrary, all information referred to herein shall not be disclosed unless and until it becomes known to the general public from sources other than the Director.

The Director specifically acknowledges that the forfeiture provisions set forth above are reasonable and necessary to protect the Bank’s legitimate interests and are not unreasonably burdensome to the Director. If any of the restrictions contained herein shall be held to be excessively broad as to time or geographic area, it shall be deemed amended to the extent necessary to be valid and enforceable under applicable state law.

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7.5	Change in Control. The forfeiture provision detailed in Section 7.4 hereof shall not be enforceable following a Change in Control.

Article 8

Administration of Agreement

8.1	Plan Administrator Duties. This Agreement shall be administered by a Plan Administrator, which shall consist of the Board, or such committee or person(s) as the Board shall appoint. The Plan Administrator shall administer this Agreement according to its express terms and shall also have the discretion and authority to (i) make, amend, interpret and enforce all appropriate rules and regulations for the administration of this Agreement and (ii) decide or resolve any and all questions including interpretations of this Agreement, as may arise in connection with the Agreement to the extent the exercise of such discretion and authority does not conflict with Section 409A of the Code and regulations thereunder.

8.2	Agents. In the administration of this Agreement, the Plan Administrator may employ agents and delegate to them such administrative duties as it sees fit, (including acting through a duly appointed representative), and may from time to time consult with counsel who may be counsel to the Bank.

8.3	Binding Effect of Decisions. The decision or action of the Plan Administrator with respect to any question arising out of or in connection with the administration, interpretation and application of the Agreement and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Agreement.

8.4	Indemnity of Plan Administrator. The Bank shall indemnify and hold harmless the members of the Plan Administrator against any and all claims, losses, damages, expenses or liabilities arising from any action or failure to act with respect to this Agreement, except in the case of willful misconduct by the Plan Administrator or any of its members.

8.5	Bank Information. To enable the Plan Administrator to perform its functions, the Bank shall supply full and timely information to the Plan Administrator on all matters relating to the date and circumstances of the retirement, Disability, death, or Separation from Service of the Director, and such other pertinent information as the Plan Administrator may reasonably require.

8.6	Annual Statement. The Plan Administrator shall provide to the Director, within one hundred twenty (120) days after the end of each Plan Year, a statement setting forth the Phantom Stock Appreciation Rights Account value.

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Article 9

Claims and Review Procedure

9.1	Claims Procedure. A Director or Beneficiary (“Claimant”) who has not received benefits under the Agreement that he or she believes should be distributed shall make a claim for such benefits as follows:

9.1.1	Initiation – Written Claim. The claimant initiates a claim by submitting to the Plan Administrator a written claim for the benefits. If such a claim relates to the contents of a notice received by the Claimant, the claim must be made within sixty (60) days after such notice was received by the Claimant. All other claims must be made within one hundred eighty (180) days of the date on which the event that caused the claim to arise occurred. The claim must state with particularity the determination desired by the claimant.

9.1.2	Timing of Plan Administrator Response. The Plan Administrator shall respond to such Claimant within ninety (90) days after receiving the claim. If the Plan Administrator determines that special circumstances require additional time for processing the claim, the Plan Administrator can extend the response period by an additional ninety (90) days by notifying the Claimant in writing, prior to the end of the initial ninety (90) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Plan Administrator expects to render its decision.

9.1.3	Notice of Decision. If the Plan Administrator denies part or all of the claim, the Plan Administrator shall notify the Claimant in writing of such denial. The Plan Administrator shall write the notification in a manner calculated to be understood by the Claimant. The notification shall set forth:

(a)	The specific reasons for the denial;
(b)	A reference to the specific provisions of the Agreement on which the denial is based;
(c)	A description of any additional information or material necessary for the Claimant to perfect the claim and an explanation of why it is needed;
(d)	An explanation of the Plan Administrator’s review procedures and the time limits applicable to such procedures; and
(e)	A statement of the Claimant’s right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

9.2	Review Procedure. If the Plan Administrator denies part or all of the claim, the Claimant shall have the opportunity for a full and fair review by the Plan Administrator of the denial, as follows:

9.2.1	Initiation – Written Request. To initiate the review, the claimant, within sixty (60) days after receiving the Plan Administrator’s notice of denial, must file with the Plan Administrator a written request for review.

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9.2.2	Additional Submissions – Information Access. The Claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Plan Administrator shall also provide the Claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the Claimant’s claim for benefits.

9.2.3	Considerations on Review. In considering the review, the Plan Administrator shall take into account all materials and information the Claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

9.2.4	Timing of Plan Administrator Response. The Plan Administrator shall respond in writing to such Claimant within sixty (60) days after receiving the request for review. If the Plan Administrator determines that special circumstances require additional time for processing the claim, the Plan Administrator can extend the response period by an additional sixty (60) days by notifying the Claimant in writing, prior to the end of the initial sixty (60) day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Plan Administrator expects to render its decision.

9.2.5	Notice of Decision. The Plan Administrator shall notify the Claimant in writing of its decision on review. The Plan Administrator shall write the notification in a manner calculated to be understood by the Claimant. The notification shall set forth:

(a)	The specific reasons for the denial;
(b)	A reference to the specific provisions of the Agreement on which the denial is based;
(c)	A statement that the Claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the Claimant’s claim for benefits; and
(d)	A statement of the Claimant’s right to bring a civil action under ERISA Section 502(a).

Article 10

Amendments and Termination

10.1	Amendments. This Agreement may be amended only by a written agreement signed by the Bank and the Director. However, the Bank may unilaterally amend this Agreement to conform with written directives to the Bank from its auditors or banking regulators or to comply with legislative changes.

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10.2	Plan Termination Generally. This Agreement may be terminated only by a written agreement signed by the Bank and the Director. The benefit shall be the Phantom Stock Appreciation Rights Account value determined as of the end of the Plan Year immediately preceding the date the Agreement is terminated. Except as provided in 10.3, the termination of this Agreement shall not cause a distribution of benefit payments under this Agreement. Rather, upon such termination of this Agreement, benefit distributions will be made at the earliest distribution event permitted under Article 4 or 5.

10.3	Plan Terminations Under Section 409A. Notwithstanding anything to the contrary in Section 10.2, if this Agreement terminates in the following circumstances:

(a)	Within thirty (30) days before or twelve (12) months after a Change in Control, provided that all distributions are made no later than twelve (12) months following such termination of the Agreement and further provided that all the Bank’s arrangements which are substantially similar to the Agreement are terminated so the Director and all participants in the similar arrangements are required to receive all amounts of compensation deferred under the terminated arrangements within twelve (12) months of the such terminations;
(b)	Upon the Bank’s dissolution or with the approval of a bankruptcy court provided that the amounts deferred under the Agreement are included in the Director’s gross income in the latest of (i) the calendar year in which the Agreement terminates; (ii) the calendar year in which the amount is no longer subject to a substantial risk of forfeiture; or (iii) the first calendar year in which the distribution is administratively practical; or
(c)	Upon the Bank’s termination of this and all other arrangements that would be aggregated with this Agreement pursuant to Treasury Regulations Section 1.409A-1(c) if the Director participated in such arrangements (“Similar Arrangements”), provided that (i) the termination and liquidation does not occur proximate to a downturn in the financial health of the Bank, (ii) all termination distributions are made no earlier than twelve (12) months and no later than twenty-four (24) months following such termination, and (iii) the Bank does not adopt any new arrangement that would be a Similar Arrangement for a minimum of three (3) years following the date the Bank takes all necessary action to irrevocably terminate and liquidate the Agreement;

the Bank may distribute the Phantom Stock Appreciation Rights Account value, determined as of the date of the termination of the Agreement, to the Director in a lump sum subject to the above terms.

Article 11

Miscellaneous

11.1	Binding Effect. This Agreement shall bind the Director and the Bank, and their beneficiaries, survivors, executors, administrators and transferees.

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Phantom Stock Appreciation Rights Agreement

11.2	No Guarantee of Employment. This Agreement is not a contract for employment. It does not give the Director the right to remain as a director of the Bank, nor does it interfere with the Bank’s right to discharge the Director. It also does not require the Director to remain an employee or interfere with the Director’s right to terminate service at any time.

11.3	Non-Transferability. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

11.4	Tax Withholding and Reporting. The Bank shall withhold any taxes that are required to be withheld, including but not limited to taxes owed under Section 409A of the Code and regulations thereunder, from the benefits provided under this Agreement. Director acknowledges that the Bank’s sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authority(ies). Further, the Bank shall satisfy all applicable reporting requirements, including those under Section 409A of the Code and regulations thereunder.

11.5	Applicable Law. The Agreement and all rights hereunder shall be governed by the laws of the State of New York, except to the extent preempted by the laws of the United States of America.

11.6	Unfunded Arrangement. The Director and Beneficiary are general unsecured creditors of the Bank for the distribution of benefits under this Agreement. The benefits represent the mere promise by the Bank to distribute such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. Any insurance on the Director’s life or other informal funding asset is a general asset of the Bank to which the Director and Beneficiary have no preferred or secured claim.

11.7	Reorganization. The Bank shall not merge or consolidate into or with another bank, or reorganize, or sell substantially all of its assets to another bank, firm, or person unless such succeeding or continuing bank, firm, or person agrees to assume and discharge the obligations of the Bank under this Agreement. Upon the occurrence of such event, the term “Bank” as used in this Agreement shall be deemed to refer to the successor or survivor bank.

11.8	Entire Agreement. This Agreement constitutes the entire agreement between the Bank and the Director as to the subject matter hereof. No rights are granted to the Director by virtue of this Agreement other than those specifically set forth herein.

11.9	Interpretation. Wherever the fulfillment of the intent and purpose of this Agreement requires, and the context will permit, the use of the masculine gender includes the feminine and use of the singular includes the plural.

11.10	Alternative Action. In the event it shall become impossible for the Bank or the Plan

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Phantom Stock Appreciation Rights Agreement

Administrator to perform any act required by this Agreement due to regulatory or other constraints, the Bank or Plan Administrator may perform such alternative act as most nearly carries out the intent and purpose of this Agreement and is in the best interests of the Bank, provided that such alternative act does not violate Code Section 409A.

11.11	Headings. Article and Section headings are for convenient reference only and shall not control or affect the meaning or construction of any of its provisions.

11.12	Validity. In case any provision of this Agreement shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Agreement shall be construed and enforced as if such illegal and invalid provision has never been inserted herein.

11.13	Notice. Any notice or filing required or permitted to be given to the Bank or Plan Administrator under this Agreement shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail, to the address below:

John A. Balli C/O The National
Union Bank of Kinderhook
1 Hudson Street
Kinderhook, NY 12106

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification.

Any notice or filing required or permitted to be given to the Director under this Agreement shall be sufficient if in writing and hand-delivered, or sent by mail, to the last known address of the Director.

11.14	Deduction Limitation on Benefit Payments. If the Bank reasonably anticipates that the Bank’s deduction with respect to any distribution under this Agreement would be limited or eliminated by application of Code Section 162(m), then to the extent deemed necessary by the Bank to ensure that the entire amount of any distribution from this Agreement is deductible, the Bank may delay payment of any amount that would otherwise be distributed under this Agreement. The delayed amounts shall be distributed to the Director (or the Beneficiary in the event of the Director’s death) at the earliest date the Bank reasonably anticipates that the deduction of the payment of the amount will not be limited or eliminated by application of Code Section 162(m).

11.15	Compliance with Section 409A. This Agreement shall at all times be administered and the provisions of this Agreement shall be interpreted consistent with the requirements of Section 409A of the Code and the regulations thereunder.

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THE NATIONAL UNION BANK OF KINDERHOOK

Phantom Stock Appreciation Rights Agreement

IN WITNESS WHEREOF, the Director and the Bank have signed this Agreement.

DIRECTOR:	THE NATIONAL UNION BANK OF KINDERHOOK

/s/ Nancy K. Patzwahl	By	/s/ John A. Balli
Nancy K. Patzwahl	Title:	Chief Executive Officer

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THE NATIONAL UNION BANK OF KINDERHOOK

Phantom Phantom Stock Appreciation Rights Agreement

DISTRIBUTION ELECTION FORM—Form and Timing of Distributions

INITIAL ELECTION

Form and Timing of Distributions

Benefit	Distribution of Benefit
	Lump Sum (Initial)	Equal Monthly Installments for the number of months shown, not to exceed 120 months. (Initial and indicate number of months)
§4.1.2—Normal Retirement Benefit		120 months NKP
§ 4.2.2—Early Termination Benefit		120 months NKP
§ 4.3.2—Disability Benefit		120 months NKP
§ 4.4.2—Change of Control Benefit		120 months NKP

“Normal Retirement Age” means the Director attaining age 75. (Please select: 70 or 75)

Printed Name:    Nancy K. Patzwahl

Signature:	/s/ Nancy K. Patzwahl

Date:	1/21/15

Received by the Plan Administrator this 21st day of January, 2015

By:	/s/ John A. Balli

Title:	Chief Executive Officer